Exhibit 99.1

Press Release

GasLog Ltd. Announces Summons to Bondholders meeting

MONACO — October 31, 2014 — GasLog Ltd. (“GasLog” or the “Company”) (NYSE:GLOG) today announced that it has called for a meeting of its Norwegian Bondholders to be held on 14 November 2014. The meeting has been called to approve an amendment to the Bond Agreement entered into in June 2013.GasLog has grown significantly since the initial issuance of the bond in June 2013, adding vessels and fixed rate revenue, while also expanding its access to the capital markets through the initial public offering of GasLog Partners LP. Based on this enhanced scale, stability and level of maturity the Company is seeking an amendment to the Bond Agreement to allow the Company greater flexibility to make dividend payments or distributions in any given year. In return for this greater flexibility the Company will agree to certain additional customary financial covenants should dividends exceed a specified proportion of consolidated net profit.

The summons including full details of the amendments can be found in Annex I.

About GasLog

GasLog is an international owner, operator and manager of liquefied natural gas (“LNG”) carriers. GasLog’s fleet consists of 20 wholly owned LNG carriers, including 10 ships in operation and 10 LNG carriers on order, and GasLog has six LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further five LNG carriers. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward-Looking Statement

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that GasLog expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity, cash available for distribution, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets; business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to distributions of available cash and our ability to make such distributions; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of our time charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; our continued compliance with requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation.

For a discussion of some of the risks and important factors that could affect future results, see the discussion in GasLog Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013 under the caption “Risk Factors.” We do not undertake to update any forward-looking statements as a result of new information or future events or developments. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us.

Contacts:

Paul Wogan (CEO)
Phone: +377 9797 5115

Simon Crowe (CFO)
Phone: +377-9797-5115

Jamie Buckland (Investor Relations)
Phone: +377 9797 5118

Annex I

Denne melding til obligasjonseierne er kun utarbeidet på engelsk. For informasjon vennligst kontakt Nordic Trustee ASA

To the bondholders in the FRN GasLog Ltd. Senior Unsecured Bond Issue 2013/2018 (ISIN NO 0010683840)

Oslo, 31 October 2014

Summons to Bondholders’ Meeting

Nordic Trustee ASA is appointed as Bond Trustee for the above mentioned Bond issue.

All capitalized terms used herein shall have the meaning assigned to them in the bond agreement dated 25 June 2013 and made between the Bond Trustee and the Issuer, as amended by (i) a first amendment agreement dated 19 August 2013, (ii) a waiver dated 3 April 2014, to certain rights under the Bond Agreement dated 25 June 2013, obtained in connection with the GasLog Partners LP initial public offering and (iii) a second amendment agreement dated 29 April 2014 (the “Bond Agreement”), unless otherwise stated herein.

The information in this summons regarding the Issuer and market conditions are provided by the Issuer, and the Bond Trustee expressly disclaims all liability whatsoever related to such information.

1.     BACKGROUND

Reference is made to the Bond Agreement. As set out in Clause 13.4.1.2, the Issuer is allowed to make Distributions to its shareholders during any calendar year of up to 50% of the Issuer’s consolidated net profit after taxes based on the audited annual accounts for the previous financial year. Notwithstanding the preceding, for the years 2013 and 2014, the Issuer may make Distributions up to a maximum of 60 cents per share per annum, subject to the Issuer, immediately after such Distributions, maintaining consolidated Free Liquidity of not less than (i) USD 20,000,000 and (ii) four percent of Total Indebtedness.

Since the time of the original Bond Issue, the Issuer has grown its fleet and backlog significantly and profitably, consistently delivering against its business plan. Key to the Issuer’s growth strategy has been a prudent risk profile with careful attention to cost of capital. Equity markets, as one component of the Issuer’s capital markets strategy, have in recent years shown increased attention to dividend policies and restrictions. Strong access to equity markets is important to support the growth strategy, and also benefits creditors by ensuring a range of attractively-priced options for future capital. Indeed, the Issuer has already in 2014 tapped the equity capital markets for more than US$ 300 million.

As set out below, the Issuer is seeking to enhance its dividend flexibility. The Issuer proposes taking a balanced approach to support its capital markets strategy, readily acknowledging that an increase in its dividend flexibility must be accomplished in a manner that, in the Issuer’s view, is broadly credit-neutral for existing Bond investors. As discussed further below, the Issuer proposes to provide this comfort via (i) complimenting the increased flexibility with certain financial covenants that must be met; and (ii) establishing a specified cap on dividends, denominated in cents per common share as adjusted for splits or other share distributions.

Additionally, subsequent to the initial Bond Issue in June 2013, the Issuer established a Master Limited Partnership, GasLog Partners LP (the “MLP”). The MLP provides a source of attractively priced capital. When the MLP was established, it entered into a revolving credit facility in the amount of USD 30 million with the Issuer as lender and the MLP as borrower (the “MLP RCF”), to be used to fund general purposes of the MLP. The Issuer again recognizes the legitimate desire of Bondholders to ensure their interests are not compromised thereby and agrees to set a maximum committed amount of the MLP RCF of USD 75 million. Further, the Issuer also agrees to not provide additional debt or committed debt availability to the MLP if the aggregate amount of the MLP RCF and additional debt or committed debt availability would exceed USD 75 million. The Issuer will undertake not to create or permit to exist any mortgage, pledge, lien or any other encumbrance over the rights or interest of the Issuer pursuant to the MLP RCF or pursuant to any additional debt or committed debt availability provided to the MLP.

2.     PROPOSAL

Based on the background information set out above, the Issuer proposes to make the following changes to the Bond Agreement with immediate effect upon satisfaction of the conditions set forth in Section 3 below:

a)	In Clause 13.4, the following new Clause 13.4.1.5 is added:

MLP Revolving Credit Facility
The Issuer has made available a revolving credit facility to the MLP, at market terms, in the amount of USD 30 million (the “MLP RCF”). The Issuer shall not increase the MLP RCF to an amount above USD 75 million. Further, the Issuer shall not (and shall procure that no other member of the Group shall) provide additional debt or committed debt availability to the MLP if the aggregate amount of the MLP RCF and additional debt or committed debt availability would exceed USD 75 million. The Issuer shall not (and shall procure that no other member of the Group shall) create, permit to subsist or allow to exist any mortgage, pledge, lien or any other encumbrance over the rights or interest of the Issuer (or such other Group member) pursuant to the MLP RCF or pursuant to any other additional debt or committed debt availability provided to the MLP.

b)	In Clause 13.4.1.1, the following should be added at the end:

For the avoidance of doubt, the MLP RCF (as defined in Clause 13.4.1.5 below) shall not be considered Financial Support.

c)	Clause 13.4.1.2 is amended to read as follows:

The Issuer shall not (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) repurchase any of its shares or undertake other similar transactions (including, but not limited to total return swaps related to shares in the Issuer), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to its shareholders (items (i)-(iii) collectively referred to as the “Distributions”) that in aggregate exceed, during any calendar year, 50% of the Issuer’s consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any un-utilised portion of the permitted Distributions pursuant to the above may not be carried forward); provided that for purposes of this provision the consolidated net profit after taxes of the Issuer shall not include any profits related to the sale of assets (and consequently any such profits not form basis for Distributions).

Notwithstanding the above, the Issuer shall be permitted to make Distributions up to a maximum amount per share per annum as follows (subject to a pro rata adjustment for share dividends, share splits or similar transactions after the date hereof):

Year	Maximum Aggregate Distributions Per Share (USD)
2014	0.70
2015	1.00
2016	1.10
2017	1.20
2018	1.30

provided the Issuer can demonstrate by delivering a Compliance Certificate to the Bond Trustee prior to making such Distribution that:

i)
the Maximum Leverage does not exceed 67.5% immediately after the Distribution is made, calculated by including on a pro forma basis the Distribution (and debt incurred to finance such Distribution) to be made in the publicly filed accounts of the Issuer for the immediately preceding calendar quarter;

ii)	EBITDA to Debt Service on a trailing four quarter basis, ending the quarter immediately prior to that in which the Distribution is paid, shall be a minimum of 1.15:1; and

iii)	no Event of Default is continuing or would result from such Distribution.

To enable the Issuer to conduct the proposed change of the Bond Agreement, the Issuer has requested the Bond Trustee to summon a Bondholders’ meeting to consider the approval of the proposed changes.

________ o 0 o ________

As compensation to the Bondholders for approving the Proposal, the Issuer offers the Bondholders a one-time waiver fee of 1.00% (flat) of the face value of the Bonds, both original and follow-on issue (the “Amendment Fee”), payable to all Bondholders (with record date on the end of business on the date of the Bondholders’ Meeting) within ten (10) Business Days after the Bondholders’ Meeting has approved the Proposal as set forth in this Section 2.

3.     CONDITIONS

Customary condition precedent for the Issuer as conditions for the abovementioned amendments to enter into effect will include compliance with the following conditions (no later than 21 November 2014), inter alia:

a)	a duly executed amendment agreement reflecting the abovementioned amendments, to be delivered no later than 21 November 2014;

b)	evidence that the Amendment Fee (as defined below) has been paid in full; and

c)	a legal opinion in reasonable form related to the valid authorization and execution by the Issuer of the amended Bond Agreement.

4.     THE ISSUER’S EVALUATION

The Issuer believes that it has surpassed the goals set forth at the time of the original Bond Issue with a proven track record of profitable and credit-enhancing growth. The Issuer understands that any changes to the Bond Agreement need to be evaluated carefully, but is of the view that the changes requested will not materially impact the credit profile of the Issuer due to the following:

●	The Issuer is a publicly listed entity with access to cost effective and diverse capital (equity, MLP, bonds and bank).
●
The Issuer had approximately $2.8 billion of firm period contracted revenues as at 30 June 2014, which represented 72% coverage of total available shipping days through the end of 2018. Were all existing charterer options to be exercised, this would roughly double the forward book.

●	The Issuer is negotiating an extension of its 2016 bank loan maturity to beyond the Bond maturity.
●	The Issuer will be expressly limited in the amount of Distributions that can be made by the proposed cap.

This summons contains “forward-looking statements” that address activities, events or developments that the Issuer expects, projects, believes or anticipates will or may occur in the future. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Issuer’s expectations and projections. The Issuer does not undertake to update any forward-looking statements as a result of new information or future events or developments.

5.     THE BOND TRUSTEE’S EVALUATION

The request is put forward to the Bondholders without further evaluation or recommendations from the Bond Trustee. The Bondholders must independently evaluate whether the proposed changes are acceptable.

6.     SUMMONS TO BONDHOLDERS’ MEETING

Bondholders are hereby summoned to a Bondholders’ Meeting:

Time:	14 November 2014 at 13:00 hours (Oslo time),
Place:	The premises of Nordic Trustee ASA,
Haakon VIIs gt 1, 0116 Oslo - 6th floor

Agenda:

1.	Approval of the summons.
2.	Approval of the agenda.
3.	Election of two persons to co-sign the minutes together with the chairman.
4.	Request for adoption of proposal:

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It is proposed that the Bondholders’ meeting resolve the following:

“The Bondholders’ Meeting approves the proposal as described in section 2 of the summons for the Bondholders’ Meeting.”

To approve the above resolution, Bondholders representing at least 2/3 of the Bonds represented in person or by proxy at the meeting must vote in favour of the resolution. In order to have a quorum, at least 1/2 of the voting Bonds must be represented at the meeting. If the proposal is not adopted, the Bond Agreement will remain unchanged.

Please find attached a Bondholder’s Form from the Securities Depository (VPS), indicating your bondholding at the printing date. The Bondholder’s Form will serve as proof of ownership of the Bonds and of the voting rights at the Bondholders’ meeting. (If the Bonds are held in custody - i.e. the owner is not registered directly in the VPS - the custodian must confirm; (i) the owner of the Bonds, (ii) the aggregate nominal amount of the Bonds and (iii) the account number in VPS on which the Bonds are registered.)

The individual Bondholder may authorise the Nordic Trustee to vote on its behalf, in which case the Bondholder’s Form also serves as a proxy. A duly signed Bondholder’s Form, authorising Nordic Trustee to vote, must then be returned to Nordic Trustee in due time before the meeting is scheduled (by scanned e-mail, telefax or post – please see the first page of this letter for further details).

In the event that Bonds have been transferred to a new owner after the Bondholder’s Form was made, the new Bondholder must bring to the Bondholders’ meeting or enclose with the proxy, as the case may be, evidence which the Bond Trustee accepts as sufficient proof of the ownership of the Bonds.

For practical purposes, we request those who intend to attend the Bondholders’ Meeting, either in person or by proxy other than to Nordic Trustee, to notify Nordic Trustee by telephone or by e-mail (www.mail@trustee.no) within 16:00 hours (4 pm) (Oslo time) the Banking Day before the meeting takes place.

Bondholders are welcome to contact the Issuer with questions to the proposal. Please contact CFO, Simon Crowe at +377 97975260.

Yours sincerely
Nordic Trustee ASA

Fredrik Lundberg

Enclosed:         Bondholder’s Form

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